Technical Excellence. Practical Results. Reply to: Daniel D. Nauth Telephone: 416.477.6031 Fax: 416.477.6032 Email: dnauth@nauth.com

January 6, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Naqi Logix Inc.- Withdrawal and Resubmission of Offering Statement on Form 1-A

Filed January 4, 2022
CIK 0001902337

Ladies and Gentlemen:

On behalf of Naqi Logix Inc. (the "Company"), and in connection with the confidential submission of its offering statement on Form 1-A (the "Offering Statement") on January 4, 2021, we hereby submit this request to withdraw the Offering Statement. The Offering Statement was inadvertently filed under the wrong submission type and will be refiled under the correct submission type. The information for the incorrect filing is as follows:

Date:	January 4, 2022
Accession No:	0001062993-22-000142
File No.:	377-05903
Form Type:	DRS

The contents of the filing are a offering statement on Form 1-A, which was correct. We will be making the proper filing immediately:

Correct Form Type: DOS

Should you have any comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031.  You also may contact the undersigned be email at dnauth@nauth.com or by fax at (416) 477-6032.

Yours truly,

/s/ Daniel D. Nauth

Daniel D. Nauth

cc: Mark Godsy, Chief Executive Officer
             Naqi Logix Inc.

Nauth LPC • www.nauth.com • T 416.477.6031 • F 416.477.6032 217 Queen Street West - Suite 401, Toronto, Ontario, M5V 0R2